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September 21, 2006	Writer’s Direct Contact 858.720.7912 njensen@mofo.com

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Ms. Yuna Peng

Re:	Steakhouse Partners, Inc.
Registration Statement on Form S-1
File No. 333-137366

Ladies and Gentlemen:

Enclosed for filing on behalf of our client, Steakhouse Partners, Inc. (the “Company”), is Pre-Effective Amendment No. 1 (the “Amendment”), amending the Company’s Registration Statement on Form S-1 (File No. 333-137366), originally filed with the Securities and Exchange Commission on September 15, 2006 (the “Registration Statement”).

This Amendment is being filed in response to a comment received orally from the staff of the Securities and Exchange Commission (the “Staff”) on September 20, 2006. For convenience, the Staff’s oral comment has been incorporated into this letter.

Staff Comment and Company Response:

1.	Please revise the Signatures to the Registration Statement to provide the signature of the Company’s principal financial and accounting officer.

The Company has revised the Signatures to the Registration Statement to indicate that Joseph Wulkowicz is the Company’s principal financial and accounting officer, and Mr. Wulkowicz has signed the Amendment.

U.S. SECURITIES AND EXCHANGE COMMISSION

September 21, 2006

Page Two

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement and the Amendment as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Amendment or this response letter to me at (858) 720-7912.

Very truly yours,

/s/ J. Nathan Jensen
J. Nathan Jensen

Enclosure(s)

cc:	Joseph Wulkowicz, Steakhouse Partners, Inc.
Christopher M. Forrester, Esq., Morrison & Foerster LLP